Buenos Aires, May 28, 2004

MERCADO ABIERTO ELECTRÓNICO S.A.

        Ref.: Director’s Resignation and

Appointment of a Replacement

Dear Sirs,

As Transportadora de Gas del Sur’s attorney in law, I apprise you, as provided by the regulation in force, that Mr. José Mc Loughlin submitted his resignation as Director to TGS’s Board of Directorsin today’s meeting.

In said meeting, the Board appointed former Alternate Director Mrs. Carolina Sigwald in replacement of Mr. Mc. Loughlin.

Faithfully yours,

                                                           Dr. Enrique P. Prini Estebecorena

            Attorney in fact